SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V. dated April 28, 2005 announcing results for the first quarter of 2005.

Van der Moolen Reports a Profit of EUR 1.5 Million Attributable to Its
     Common Shareholders for the First Quarter of 2005 under IFRS

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 28, 2005--Compared to the fourth quarter 2004:

    --  Revenues down 6% mostly as a result of organic decline

    --  Earnings per share EUR 0.04 versus EUR 0.12

    Van der Moolen announces that it earned profit attributable to its common shareholders of EUR 1.5 million in the first quarter 2005 compared with EUR 4.7 million in the fourth quarter of 2004 (restated to IFRS(1)).
    The financial information presented is prepared in accordance with IFRS. Previously published quarterly and full year financial information under Dutch GAAP for the year 2004 has been restated to comply with IFRS. A separate document is attached to this earnings release to explain the effect of the transition to IFRS for the comparative data for the year 2004, as well as to outline the effect on our results and financial position of the adoption of IAS 32 and IAS 39 as from January 1, 2005.
    Profit attributable to common shareholders in the first quarter of 2005 declined by 68%, from EUR 4.7 million in the fourth quarter of 2004 to EUR 1.5 million. In comparison with the first quarter of 2004 profit attributable to common shareholders (after preferred dividend) increased by EUR 0.4 million, mainly as a result of discontinued operations and the exceptional charge taken in the first quarter of 2004 in respect of the NYSE/SEC settlement provision.
    Van der Moolen was able to close 61 of its 63 trading days (97%) in the first quarter with a trading profit on transactions. Our NYSE participation rate was 20.7%, compared to 21.2% in the fourth quarter of 2004 and 25.3% in the first quarter last year. Our realization rates were 2.6, 2.6 and 3.0 basis points, respectively.



 Key Figures
 ---------------------------------------------  ----------------------
 Euros millions                          1st        1st         4th
                                        quarter    quarter    quarter
                                          2005      2004        2004
 ---------------------------------------------  ----------------------
 Revenues                                27.4    35.8  -23% 29.2   -6%
 ---------------------------------------------  ----------------------
 Operating profit                         7.0    10.7  -35%  4.4   59%
 ---------------------------------------------  ----------------------
 Profit from continuing operations        2.1     5.6  -63%  6.5  -68%
 ---------------------------------------------  ----------------------
 Profit (loss) from discontinued
  operations                                -    (1.4) 100% (0.5) 100%
 ---------------------------------------------  ----------------------
 Profit for the period                    2.1     4.2  -50%  6.0  -65%
 ---------------------------------------------  ----------------------
 Profit attributable to common
  shareholders                            1.5     1.1   36%  4.7  -68%
 ---------------------------------------------  ----------------------
 Guarantee capital                      391.4   392.5    0%378.0    4%
 ---------------------------------------------  ----------------------
 Per common share data (Euros x 1)
 ---------------------------------------------  ----------------------
 (Diluted) profit from continuing
  operations                             0.04    0.07  -43% 0.13  -71%
 ---------------------------------------------  ----------------------
 (Diluted) profit (loss) from
  discontinued operations                   -   (0.04) 100%(0.01) 100%
 ---------------------------------------------  ----------------------
 (Diluted) profit                        0.04    0.03   25% 0.12  -68%
 ---------------------------------------------  ----------------------
 Cash earnings                           0.05    0.14  -67% 0.05  -14%
 ---------------------------------------------  ----------------------


    Fred Bottcher, Van der Moolen's CEO, commented, "U.S. market conditions were more favorable for us in the first quarter than in the fourth, given rising volumes and volatility, but prices in some of our key assignments fell consistently through most of January. In such conditions specialist obligations interfere with revenue production. A return to a less unidirectional market in the relevant shares in February and March allowed us to post better trading results in New York for the remainder of the quarter. European conditions were even less favorable, but because these units are not subject to similar trading obligations, their revenues were more in line with those of the fourth quarter."
    Turnover on the exchanges on which we are active developed as follows in the first quarter:



             Change in Turnover: Q1 2005 vs. Q4 2004
------------------------------------------------------------------
Borsa Italiana          +35.6%  London Stock Exchange          +6.8%
Deutsche Borse          +17.8%  New York Stock Exchange        +9.0%
Euronext                +12.5%  SWX Swiss Exchange            +40.1%
------------------------------------------------------------------
source: Bloomberg
------------------------------------------------------------------


    While some of these figures represent significant increases, they are generally in markets where turnover was comparatively depressed in the fourth quarter of 2004.
    Volatility on the markets where we are active developed as follows; in Europe, volatility in the first quarter mostly deteriorated compared with the fourth quarter of 2004:


           Change in Volatility: Q1 2005 vs. Q4 2004
----------------------------------------------------------------
AEX Index                     FTSE 100 Index (U.K.)
 (Netherlands)          -10.6%                               -3.0%
CAC 40 Index (France)    -8.4%  MIB Index (Italy)           +14.7%
DAX Index (Germany)     -11.6%  NYSE Composite               +7.0%
                                Swiss Market Index          -22.5%
----------------------------------------------------------------
average of daily highs less daily lows; source: Bloomberg
----------------------------------------------------------------


    Results for the first quarter of 2005

    At EUR 27.4 million, our reported revenues in the first quarter were 6% lower than in the fourth quarter of 2004 and 23% below those earned in the first quarter of 2004. The factors that determined these comparisons were:


            Influences on Q1 2005 Revenue Development
-----------------------------------------------------------------
                                           Q1 2005 vs.  Q1 2005 vs.
                                             Q4 2004      Q1 2004
-----------------------------------------------------------------
Organic change in revenues 1)                    -5%         -20%
Translation effect on U.S. dollar
 revenues                                        -1%          -3%

-----------------------------------------------------------------
Net change in revenues                           -6%        - 23%
-----------------------------------------------------------------
1) Revenues as presented in the Consolidated income statement represent revenues from continuing operations only. Revenues generated by the discontinued operations in 2004 are included in the calculation of "Profit from discontinued operations before income taxes".



    Revenues generated by VDM Specialist declined by 7% (5% in dollar terms) compared to the fourth quarter of 2004, mainly as a result of the termination of our stock lending activities early in 2005. Revenues generated by European trading activities decreased by EUR 0.1 million compared to the fourth quarter of 2004.
    Total operating expenses in the first quarter of 2005 were 18% less than in the fourth quarter of 2004. Excluding the impairment charges recognized in the fourth quarter, total operating expenses increased by 5%. The effect of lower transaction costs (exchange, clearing and brokerage fees), bonuses and seat leases was more than fully offset by increased G&A expenses. In the fourth quarter, a benefit of EUR 2.4 million was recognized in G&A expenses as a result of the release of a provision taken up on a loan receivable that was repaid in that quarter. Total operating expenses declined by EUR 3.6 million (or 15%) compared to the first quarter of 2004 (excluding the exceptional charge for the NYSE/SEC settlement).
    Exchange, clearing and brokerage fees declined by 2% compared to the preceding quarter, and 20% compared with the first quarter of 2004. The decrease compared with the fourth quarter resulted from the combined effect of lower trading activity and renegotiated fee structures at the level of European trading, the effects of which became noticeable in March 2005. The decrease relative to the first quarter of 2004 mainly reflects the decline in trading activity and currency effects.
    First quarter fixed employee compensation and benefits were 3% above fourth quarter levels and 7% below the same period in 2004. Currency effects were the major influence on this development, combined with a decrease of the number of FTE's at VDM Specialists compared with the first quarter of 2004.
    First quarter bonus expenses were 21% below the fourth quarter of 2004 and 42% lower compared with the same period in 2004, mainly as a result of reduced profitability.
    Seat lease expenses in the first quarter of 2005 declined significantly: 33% compared with the preceding quarter and 44% compared with prior year. These declines are the result of the annual lease renewals at lower lease rates from mid-2004 through the end of the year. Further, the decline compared to the prior year period is influenced by the depreciation of the US dollar relative to the euro.
    General and administrative expenses were roughly unchanged from the level of the first quarter of 2004, but increased by 66% compared to the fourth quarter 2004. As indicated above, Q4 2004 G&A expenses were strongly influenced by the release of a EUR 2.4 million loan provision taken in that quarter. Excluding this one-off item, G&A expenses declined by EUR 0.5 million, or 9%, compared with the fourth quarter 2004. First quarter 2005 expenses include EUR 1.0 million in relation to legal expenses associated with the NYSE/SEC investigation.
    First quarter 2005 operating profit was EUR 7.0 million, compared with EUR 4.4 million in the preceding quarter; an increase of 59%. Stripping out the effect of impairment charges on the fourth quarter, the figures were EUR 7.0 million and EUR 9.7 million, respectively, a decrease of 28%. Operating margins (excluding amortization and impairment charges) came to 27% and 35%, respectively. This decline was mainly caused by the combined result of lower revenue levels and the one-off benefit recognized in the fourth quarter of 2004. The operating margin in the first quarter of 2004 was 34%.
    As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as financing costs. In the comparable 2004 information, these items were presented as a component of profit allocation and minority interest, respectively.
    Other financing cost, net, increased significantly compared to the fourth quarter of 2004. This increase was caused by the recognition of the EUR 2.6 million negative fair value change of interest rate swaps held by VDM Specialists. These derivatives are used to swap the fixed rate subordinated borrowings held by this entity into floating rate financial liabilities. As a result of the adoption of IAS 39 on January 1, 2005 these changes are now reflected in the income statement. The decline in fair value is the result of the development of the U.S. dollar LIBOR rate. This charge was partly offset by currency exchange gains of EUR 2.2 million recognized on euro monetary assets and liabilities held by those entities that changed their functional currency into the U.S. dollar, prospectively from January 1, 2004. The fourth quarter 2004 was positively influenced by currency exchange gains of EUR 0.8 million. Excluding these items, other finance cost, net, would amount to a charge of EUR 1.7 million, compared with EUR 1.6 million in the fourth quarter of 2004; an increase of 6%, partly as a result of higher interest rates.
    Further reference is made to the attached document in which we explain the transition to IFRS (the adoption of IAS 32 and IAS 39 from January 1, 2005 is set out in ss. 6).
    Income tax expense from continuing operations in the first quarter was EUR 1.8 million, representing a consolidated effective tax rate of 55%. A tax benefit of EUR 2.9 million was recognized in the fourth quarter of 2004, mainly as a result of exceptional tax items. The consolidated effective tax rate for the first quarter of 2004 was 48%. The increase in the effective tax rate compared with the first quarter of 2004 is largely explained by the recognition of the cost of dividends on preferred financing shares as a charge against pretax income. Further, the first quarter of 2004 still included tax benefits arising from the Group's Concern Financing Company structure. For an explanation of the adjustments to income tax compared to accounting principles previously applied, reference is made to ss. 5.1 of the attached memorandum explaining the transition to IFRS.
    Profit from continuing operations amounted to EUR 2.1 million in the first quarter of 2005. This profit includes the profit attributable to minority members of VDM Specialists. This minority interest is treated as a component of income allocation under IFRS rather than a component of income determination.
    The first and fourth quarters of 2004 included after tax losses of EUR 1.4 million and EUR 0.5 million, respectively, in relation to discontinued operations.
    Profit attributable to common shareholders amounted to EUR 1.5 million in the first quarter of 2005, compared with EUR 1.1 million and EUR 4.7 million in the first and fourth quarters of 2004, respectively.
    First quarter 2005 profit per common share was EUR 0.04, compared with EUR 0.12 in the fourth quarter of 2004 and EUR 0.03 in the first quarter of that year. Cash earnings per common share were EUR 0.05 in the first quarter of 2005, compared with EUR 0.05 in the fourth quarter of 2004 and EUR 0.14 in the first quarter of 2004.

    Balance sheet

    Our Balance Sheet was strongly affected by the adoption of IAS 32 and IAS 39 on January 1, 2005. These standards involve the presentation, disclosure, recognition and measurement of financial instruments. The accounting for financial instruments included in the comparable December 31, 2004 balance sheet is based on Dutch GAAP, following the transition exemption provided by IFRS. Reference is made to ss.6 of the attached memorandum, which explains the transition to IAS 32 and IAS 39. The adoption of these standards also significantly affected our balance sheet ratios.
    On March 31, 2005 our Balance Sheet total was EUR 888.7 million, an 80% increase from December 31, 2004. This increase is mainly due to the increase of current assets and current liabilities as a result of the application of the offsetting rules of IAS 32 and the rules for recognition and de-recognition of financial instruments included in IAS 39.
    Solvency, defined as Group equity divided by the balance sheet total, decreased from 53% at the end of 2004 to 23% on March 31, 2005. The decrease resulted from reclassification of items previously recognized as equity as well as the increased balance sheet total described above.
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital minority members), increased from EUR 378.0 million to EUR 391.4 million during the first quarter. This increase mainly resulted from the quarter's income contribution and positive translation effects partially offset repayments of subordinated borrowings. As a percentage of our balance sheet total, guarantee capital declined from 77% at the end of 2004 to 44% at the end of the first quarter of 2005.
    Due to the application of the offsetting rules contained in IAS 32, cash and cash equivalents increased substantially. A related increase is also shown in bank overdrafts, a component of current liabilities. The increase of these balance sheet items follows from the gross presentation of the bank accounts within the cash pool arrangement we have with a commercial bank. This cash pool arrangement does not meet the requirements for offsetting under IFRS. The Group has approximately EUR 35 million of freely available cash (including its disposition on security positions) (December 31, 2004: EUR 31 million). Further, it has EUR 20 million available in short-term credit lines of which EUR 15 million is committed until December 2005.
    The Group's New York Stock Exchange memberships are carried at the 12-month average transacted sales price as of March 31, 2005 of $1,285,000. The decline in fair value compared to year-end 2004 is recognized through equity as we consider this decline to be temporary in nature. The most recent sale of a NYSE seat, on 25 April 2005, was at $2,400,000.

    Cash flow

    Cash flow from operating activities was negative EUR 19.9 million in the first three months of 2005, mainly as a result of changes in working capital. Cash flows from investing activities were a negative EUR 0.1 million. Negative cash flows of EUR 9.5 million from financing activities were primarily due to the repayment of the short-term portion of our subordinated and long-term borrowings. Including the effect of currency exchange differences, net of bank overdrafts, cash decreased by EUR 28.5 million compared to December 31, 2004.

    U.S. GAAP accounts

    Earnings calculated according to US GAAP in the first quarter of 2005 was a net loss of EUR 0.4 million. A net loss of EUR 1.1 million is attributable to common shareholders under US GAAP in the first quarter of 2005.

    Subsequent events

    At the AGM on 6 April 2005, shareholders approved the declaration of a EUR 0.22 cash dividend or its equivalent in shares. As a consequence, on 22 April 2005, 1,026,195 common shares of Van der Moolen Holding NV were issued in respect of the optional stock dividend. The cash outflow related to the dividend was EUR 3.2 million. The appropriation of 2004 income is not reflected in the first quarter financial statements. However, in accordance with accounting principles, the number of shares issued as a stock dividend retrospectively adjusts the weighted average number of common shares outstanding for purposes of EPS determination.
    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Jeff Zelkowitz at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)


(amounts  in millions
 of Euros, except per
 share data)                    Q1         Q1               Q4
                               2005       2004    %        2004     %
----------------------- ------------------------------- --------------

Revenues                       27.4       35.8   -23%      29.2    -6%

 Exchange, clearing
  and brokerage fees           (4.8)      (6.0)  -20%      (4.9)   -2%
 Employee compensation
  and benefits, fixed          (6.9)      (7.4)   -7%      (6.7)    3%
 Employee compensation
  and benefits,
  variable                     (1.1)      (1.9)  -42%      (1.4)  -21%
 Lease of exchange
  memberships                  (1.4)      (2.5)  -44%      (2.1)  -33%
 Information and
  communication
  expenses                     (0.6)      (0.7)  -14%      (0.7)  -14%
 Depreciation expense          (0.4)      (0.5)  -20%      (0.3)   33%
 Amortization expense          (0.4)      (0.4)    0%      (0.5)  -20%
 Impairment of
  intangible fixed
  assets                          -          -             (3.1) -100%
 Impairment of
  financial fixed
  assets                          -          -             (2.2) -100%
 Exceptional expense
  relating to
  provision NYSE/SEC              -       (1.1) -100%         -
 General and
  administrative
  expenses                     (4.8)      (4.6)    4%      (2.9)   66%

Total operating
 expenses                     (20.4)     (25.1)  -19%     (24.8)  -18%

Operating profit                7.0       10.7   -35%       4.4    59%

 Preferred financing
  dividend                     (0.7)         -                -
 Interest on minority
  members' capital             (0.3)         -                -
 Other finance costs -
  net                          (2.1)      (2.2)            (0.8)

Profit from continuing
 operations before
 income tax                     3.9        8.5   -54%       3.6     8%
 Income tax                    (1.8)      (2.9)             2.9
Profit from continuing
 operations                     2.1        5.6   -63%       6.5   -68%

Profit (loss) from
 discontinued
 operations before
 income tax                       -       (1.9)  100%      (0.7)  100%
 Income tax                       -        0.5              0.2
Profit (loss) from
 discontinued
 operations                       -       (1.4)  100%      (0.5)  100%

Profit for the period           2.1        4.2   -50%       6.0   -65%
 Profit attributable
  to minority members           0.6        2.4              0.6
Profit attributable to
 equity holders of the
 parent                         1.5        1.8   -17%       5.4   -72%
Preferred financing
 dividend                         -       (0.7)            (0.7)
Profit attributable to
 common shareholders            1.5        1.1    36%       4.7   -68%
----------------------- ------------------------------- --------------

Cash earnings
 attributable to
 holders of common
 shares                         1.8       5.4    -67%       2.1   -14%
 Average number of
  common shares
  outstanding 1)         39,343,295  38,563,295    2%  39,343,295   0%
Diluted average number
 of common shares
 outstanding 1)          39,343,295  38,563,295    2%  39,343,295   0%
Per common share data:
Diluted profit from
 continuing operations
 per common share              0.04       0.07   -43%      0.13   -71%
Diluted profit (loss)
 from discontinued
 operations per
 common share                     -      (0.04) -100%     (0.01) -100%
(Diluted) profit per
 common share                  0.04       0.03    25%      0.12   -68%
(Diluted) cash
 earnings per share
 (Cash EPS)                    0.05       0.14   -67%      0.05   -14%
----------------------- ------------------------------- --------------

1) (Diluted) average number of common shares outstanding and EPS figures for all periods presented, have been adjusted to reflect the stock dividends issued on April 22, 2005.





Van der Moolen Holding N.V.               Q1    Q1    %     Q4     %
Revenue breakdown in millions of Euros   2005  2004        2004
--------------------------------------- ----------------- ------------
VDM Specialists                          22.2  28.8  -23%  23.8    -7%
Net gain on principal transactions       15.9  20.8  -24%  15.4     3%
Commissions                               5.4   6.5  -17%   5.9    -8%
Other                                     0.9   1.5  -40%   2.5   -64%
European Trading                          5.2   6.9  -25%   5.3    -2%
Unallocated and Holding                     -   0.1 -100%   0.1  -100%
--------------------------------------- ----------------- ------------
Total revenues                           27.4  35.8  -23%  29.2    -6%
--------------------------------------- ----------------- ------------

Van der Moolen Holding N.V.
Operating profit before amortization of
 intangible fixed assets, before
 impairment and before exceptional
 expense relating to provision NYSE/SEC,  Q1    Q1    %     Q4     %
 breakdown in millions of Euros          2005  2004        2004
--------------------------------------- ----------------- ------------
VDM Specialists                           9.8  13.2  -26%   9.5     3%
European Trading                          0.5   1.3  -62%   0.6   -17%
Unallocated and Holding                  (2.9) (2.3) -26%   0.1 -3000%
--------------------------------------- ----------------- ------------
Total operating profit before
 amortization of intangible fixed
 assets, before impairment and before
 exceptional expense relating to
 provision NYSE/SEC                       7.4  12.2  -39%  10.2   -27%
--------------------------------------- ----------------- ------------

VDM Specialists (VDMS)                    Q1    Q1          Q4
Key figures (IFRS)                       2005  2004        2004
--------------------------------------- ----------------- ------------
VDM Specialists revenues ($ million)     29.1  36.0        30.8
Net gain on principal transactions       20.8  26.0        20.0
Commissions                               7.1   8.1         7.7
Other                                     1.2   1.9         3.1
Total value of trading on NYSE
 ($ billion)                            3,417 2,971       3,133
Value of trading in VDMS assignments
 ($ billion)                              381   346         360
VDMS market share in dollar value NYSE   11.2% 11.6%       11.5%
VDMS value of principal shares traded
 ($ billion)                               79    88          76
Participation rate                       20.7% 25.3%       21.2%
VDMS net gain on principal transactions
 ($ million)                             20.8  26.0        20.0
Realization rate (basis points)           2.6   3.0         2.6
--------------------------------------- ----------------- ------------
Source: NYSE, Van der Moolen



                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                           (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)             March 31,     December 31,
                                             2005            2004
----------------------------------------------------------------------
Assets
Non-current assets
Intangible assets                          76.2           72.7
Property, plant and equipment               3.8            4.0
Deferred tax assets                        85.6           83.5
Cash and cash-equivalents                 178.8          178.0
Retirement benefit plans                    3.7            3.7
Available-for-sale investments              9.9            9.8

                                          ------         ------
                                                 358.0          351.7
Current assets
Long positions securities                 165.6           43.9
Clearing organizations and professional
 parties                                  274.6           39.9
Current income tax receivables             12.2           11.4
Other current assets                        3.0            5.4
Cash and cash-equivalents                  75.3           40.8

                                          ------         ------
                                                 530.7          141.4
----------------------------------------------------------------------
Total assets                                     888.7          493.1
----------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                      192.7          234.4
Minority interest                          13.5           26.4

                                          ------         ------
Total equity                                     206.2          260.8
Non-current liabilities
Financing preferred capital                51.4              -
Capital minority members                   13.3              -
Subordinated borrowings                   120.5          117.2
Long-term borrowings                        1.4            1.7
Deferred tax liabilities                    1.4            1.4

                                          ------         ------
                                                 188.0          120.3
Current liabilities
Short positions securities                162.1           34.6
Clearing organizations and professional
 parties                                  214.8           16.8
Short-term borrowings                      20.7           15.7
Current income tax liabilities             13.1           12.3
Derivative financial instruments            1.3              -
Bank overdrafts                            63.7            0.7
Other current liabilities                  18.8           31.9

                                          ------         ------
                                                 494.5          112.0
----------------------------------------------------------------------
Total equity and liabilities                     888.7          493.1
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                                391.4          378.0
----------------------------------------------------------------------



                      Van der Moolen Holding N.V.
                 Consolidated statement of cash flow/
               Movement schedule of shareholders'equity
                           (IFRS, unaudited)

Consolidated statement of cash flow

(Amounts in millions of Euros)                3 months      3 months
                                                2005          2004
------------------------------------------  ------------  ------------
Cash flow from operating activities
Profit attributable to equity holders of
 the parent                                   1.5           1.8
Preferred financing dividend                  0.7             -
Stock option expense                          0.1           0.2
Minority interest                             0.6           2.4
Depreciation and amortization of fixed
 assets                                       0.8           0.9
Non-cash items other finance cost - net      (1.4)         (0.5)
Change deferred taxation and non-cash tax
 effects                                      2.1           3.1
Change in provisions                            -          (0.1)
Settlement NYSE/SEC investigation            (1.5)          1.1
Change in working capital                   (22.8)          4.5
                                                  ------        ------
                                                  (19.9)         13.4
Cash flow from investing activities
Investments in tangible fixed assets         (0.2)         (0.5)
Disposals of tangible fixed assets            0.1           0.1
Divestments group companies, less cash
 balances held                                  -           2.7
Divestments and repayments of financial
 fixed assets                                   -           2.8
                                                  ------        ------
                                                   (0.1)          5.1
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                            (7.9)         (0.3)
Net change of short-term loans                  -          (8.2)
Proceeds from termination of interest rate
 swaps                                          -          (0.2)
Net change in minority interest              (1.6)         (1.1)
                                                  ------        ------
                                                   (9.5)         (9.8)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                      1.0           1.8

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                    (28.5)         10.5

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                  40.1          44.0

                                                  ------        ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at March 31,                   11.6          54.5
------------------------------------------  ------------  ------------

Movement in shareholders'equity

(Amounts in millions of euros)                3 months      3 months
                                                2005          2004
------------------------------------------  ------------  ------------

Shareholders' equity at January 1                 234.4         236.3
Change in accounting principles due to
 adoption IAS 32 / IAS 39                   (51.6)            -
Currency exchange differences                 8.6           5.5
Profit attributable to common shareholders
 for the period                               1.5           1.8
Preferred financing dividend for the
 period                                         -          (0.7)
Fair value change available-for-sale
 assets                                      (0.3)            -
Stock option expense                          0.1           0.1
                                                  ------        ------
                                                  (41.7)          6.7
                                                  ------        ------
Shareholders' equity at March 31                  192.7         243.0
------------------------------------------  ------------  ------------



                      Van der Moolen Holding N.V.
                    Profit and shareholders' equity
                         (US GAAP, unaudited)

(amounts  in millions of Euros)   Q1         Q1               Q4
                                 2005       2004    %        2004   %
-------------------------- --------------------------- ---------------
Profit in accordance with
 IFRS attributable to
 equity holders of the
 parent                           1.5        1.8  -17%        5.4 -72%
Adjustments to reported
 profit
Amortization of intangible
 fixed assets                    (1.1)      (1.1)            (1.0)
Impairment of intangible
 fixed assets                       -          -             (5.9)
Preferred financing
 dividend                         0.7          -                -
Pensions                            -       (0.1)            (0.1)
Stock options                       -       (0.4)            (0.6)
Reversal of currency
 exchange losses, net of
 taxation                        (2.8)         -            (15.6)
Fair value changes
 interest rate swaps              2.0          -                -
Other                            (0.4)       1.1             (0.3)
Taxation                         (0.3)       0.8             (1.3)

                           ----------------------      -----------

Profit (loss) in
 accordance with US GAAP
 attributable to equity
 holders of the parent           (0.4)       2.1 -119%      (19.4) 98%
Preferred financing
 dividend                        (0.7)      (0.7)            (0.7)
Profit (loss) in
 accordance with US GAAP
 attributable to common
 shares                          (1.1)       1.4 -179%      (20.1) 95%
Average number of common
 shares outstanding        39,343,295 38,563,295       39,343,295
Diluted average number of
 common shares outstanding 39,343,295 38,563,295       39,343,295

--------------------------
 (amounts in euros x 1)

--------------------------
(Diluted) profit in
 accordance with IFRS per
 common share                    0.04       0.03   25%       0.12 -68%
(Diluted) profit (loss)
 per common share in
 accordance with US GAAP        (0.03)      0.04 -177%      (0.51) 95%
-------------------------- --------------------------- ---------------


(amounts in millions of
 Euros )                       Mar. 31,   Dec. 31,
                                 2005       2004
-------------------------- ---------------------------

Shareholders' equity in
 accordance with IFRS           192.7      234.4

Adjustments to reported
 shareholders' equity
Goodwill and specialist
 assignments 1)                 182.8      175.0
Financing preferred
 capital                         51.4          -
Pensions                          3.4        3.4
Taxation 1)                     (86.9)     (82.6)
Fair value changes
 interest rate swaps              1.6          -
Fair value changes
 available-for-sale assets        0.3          -
Other                             0.2          -
-------------------------- ---------------------------
Shareholders' equity in
 accordance with US GAAP        345.5      330.2
-------------------------- ---------------------------

1) Adjusted for purposes of comparison. Previously the adjustment in respect of the deferred tax asset relating to acquisitions prior to 2001 was included in the adjustment "goodwill and specialist assignments". This item is now included in "taxation".


    Van der Moolen Holding NV

    Impact of adopting International Financial Reporting Standards
(IFRS) including restatement of financial information for the year
2004

    1. Introduction

    Van der Moolen Holding NV ("VDM" or "the Group") has previously prepared its financial statements under both Dutch Generally Accepted Accounting Principles ("Dutch GAAP") and US Generally Accepted Accounting Principles ("US GAAP"). From 2005 onwards, the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"(2)(3)), and will cease to present financial statements in accordance with Dutch GAAP. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005, and consequently the Group's first IFRS results will be its interim results for the 1st quarter of 2005. The Group's first annual financial statements under IFRS will be for 2005. As the Group publishes comparative information in its financial reporting, the date of transition to IFRS is January 1, 2004, this being the start of the earliest period of comparative information.
    The Appendices stated below present a summary of the preliminary IFRS restatement, and explain how the Group's 2004 consolidated net income under Dutch GAAP and its Dutch GAAP balance sheets at the beginning and end of 2004 are affected by the transition to IFRS. The following financial information is presented:

    -- Appendix 1 - Adjustments to the Dutch GAAP 2004 income statement (reconciliation of profit);

    -- Appendix 2 - Adjustments to the Dutch GAAP balance sheet at December 31, 2004 (reconciliation of equity);

    -- Appendix 3 - IFRS profit and loss information for the quarters of the year 2004; and

    -- Appendix 4 - Adjustments to the Dutch GAAP balance sheet at the IFRS transition date of January 1, 2004 (reconciliation of equity)

    This document describes the significant restatement adjustments and the corresponding changes in accounting policies previous applied by the Group under Dutch GAAP that arise as a consequence of the transition to IFRS.

    2. Basis of preparation

    The Group's financial statements as at December 31, 2003, which were issued on March 2, 2004 were prepared in accordance with Dutch GAAP. These were considered to be the previous GAAP as defined in IFRS 1 for the preparation of the preliminary opening IFRS balance sheet as at January 1, 2004. The Group also issued on March 18, 2005 its financial statements as at December 31, 2004 in accordance with Dutch GAAP. Dutch GAAP differs in certain respects from IFRS. In preparing this special purpose financial information, we have used our best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first full IFRS financial statements as at December 31, 2005.
    Although this special purpose financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, amended or additional standards or interpretations may be issued by the IASB. Additionally, IFRS is currently being applied in the Netherlands and in a large number of countries simultaneously for the first time. Because a number of new and revised Standards have been included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw regarding the interpretation and application of aspects of IFRS. Accordingly, practice is continuing to evolve. Therefore, until the Group prepares its first full IFRS financial statements, the possibility cannot be excluded that the accompanying preliminary IFRS financial information may have to be adjusted.
    The Group has chosen to adopt IAS 32 and IAS 39 from January 1, 2005 with no restatement of prior year results and balance sheets. As a result, the Group has continued to apply its existing Dutch GAAP accounting principles to financial instruments in its 2004 comparative financial data. The accounting policies applied by the Group from January 1, 2005 comply with both IAS 39 as promulgated by the IASB and with the carved-out version of IAS 39 approved by the EU.

    3. Overall impact (unaudited)

    The overall impact of the transition to IFRS on the profit for 2004, on profit attributable to equity holders of the parent, on Group Equity and on Shareholders' equity at December 31, 2004 is summarized below:


EUR   millions, except for per share data       Dutch GAAP     IFRS 1)

Revenue                                             123.3       122.9
Operating profit                                     26.1        27.4
Group profit for 2004                                24.9        21.7
Profit for 2004 attributable to equity holders
 of the parent                                       18.5        15.0
Basic (and diluted) EPS                          EUR 0.41    EUR 0.32
Basic (and diluted) EPS adjusted for stock
 dividend issue on April 22, 2005                EUR 0.40    EUR 0.31
Shareholders' equity at December 31, 2004           208.6       234.4
Group equity at December 31, 2004                   235.0       260.8


    1) Including discontinued operations as follows:

    -- Profit or loss before income tax, income tax and Profit or loss for the period from discontinued operations are separately shown on the face of the income statement under IFRS;

    --  A loss after income tax from discontinued operations of EUR
        2.4 million (operating loss: EUR 3.0 million) is included in the Group profit for 2004 under IFRS as shown in the table above. This loss is fully attributable to equity holders of the parent.

    The most significant adjustments to the Dutch GAAP financial information for the year ended December 31, 2004 are:

    -- The cessation of discounting deferred tax assets arising in respect of intangibles acquired through business combinations prior to January 1, 2001;

    --  The cessation of goodwill amortization;

    -- The adjustment of the provision for the NYSE/SEC settlement to the mid-point of the settlement range at December 31, 2003;

    -- Recognition of an employee share option cost determined in accordance with IFRS 2; and

    -- The recognition, on balance sheet, of an employee benefit asset in relation to defined benefit pension plans.

    4. Transitional arrangements under IFRS 1

    The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". The Group is required to determine its IFRS accounting policies at December 31, 2005 and apply these retrospectively to determine its opening balance sheet at its date of transition to IFRS, January 1, 2004. The standard allows a number of optional exceptions to this general principle. Where the Group has taken advantage of these exemptions, this is explained below together with a description of the exemption adopted by the Group.

    5. Adjustments arising from the transition to IFRS

    5.1 IAS 12 Income taxes

    IAS 12 prohibits the discounting of deferred tax assets and liabilities. Under Dutch GAAP, the deferred tax asset relating to tax-deductible goodwill and other intangibles acquired through business combinations prior to January 1, 2001 was discounted using a discount rate of 10%. Eliminating the impact of discounting results in an increase in the corresponding deferred tax asset of EUR 21.7 million at December 31, 2004. The corresponding adjustment in the opening balance sheet at January 1, 2004 is EUR 30.0 million, thereby increasing Shareholders' equity. The elimination of the discounting adjustment reduces profit for 2004 attributable to equity holders of the parent by EUR 6.7 million.
    Under Dutch GAAP, the Group recognized a tax gain in the amount of EUR 1.2 million as a credit to Shareholders' equity in 2004 (the amount was credited to the cumulative translation reserve) in relation to its CFM-related intercompany financing arrangements. Under IFRS, this tax gain is recognized in the income statement. This adjustment does not affect Shareholders' equity. Under IFRS, all tax-related accounting for the CFM regime is recognized in the income statement.
    IAS 12 permits the offsetting of deferred tax assets and liabilities if, and only if, the Group has a legally enforceable right to set-off current tax assets against current tax liabilities and the deferred tax assets and liability are ultimately levied by the same taxation authority. This offsetting rule disregards any timing difference in the reversal period of deferred tax assets and liabilities; under Dutch GAAP it was only possible to offset balances that reversed in the same period. The application of this aspect of IAS 12 results in an opening balance sheet adjustment of EUR 3.9 million, decreasing deferred tax assets and liabilities, with no impact on Shareholders' equity. The offset similarly decreases deferred tax assets and liabilities by EUR 3.8 million at December 31, 2004 compared with Dutch GAAP. This adjustment does not affect profit.
    Other adjustments to deferred tax balances have been made as a result of other changes in accounting policies following the transition to IFRS. These are separately discussed below.

    5.2 IFRS 3 Business combinations

    IFRS 3 prohibits the amortization of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. Under Dutch GAAP, goodwill was previously amortized to income over a period of 15 years.
    Under the transitional arrangements of IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations that took place before the date of transition to IFRS. Consequently, in the January 1, 2004 IFRS balance sheet, goodwill remains as previously reported under Dutch GAAP, and the Group has therefore not made any adjustments in its opening balance sheet in respect of business combinations.
    The impact of IFRS 3 and the associated transitional arrangements are as follows:

    -- Goodwill amortization of EUR 1.8 million recognized in the income statement for the year 2004 under Dutch GAAP is eliminated, thereby increasing operating profit by the same amount. Under IFRS, the carrying value of goodwill at December 31, 2004 increased by EUR 1.6 million, the amortization impact net of exchange differences;

    -- A related tax benefit of EUR 0.8 million is eliminated from the income statement compared with Dutch GAAP. Under IFRS, an adjustment to deferred tax assets is made of EUR 0.7 million, net of the impact of exchange differences;

    -- At both January 1, 2004 and December 31, 2004, the Group conducted an impairment test of the goodwill balance in accordance with IAS 36, Impairment of Assets. No impairments were identified compared with the Dutch GAAP carrying value;

    -- Profit for 2004 attributable to equity holders of the parent is increased by EUR 1.0 million compared with Dutch GAAP; and

    --  Shareholders' equity at December 31, 2004 is increased by EUR
        0.9 million compared with Dutch GAAP.

    5.3 IFRS 2 Share-based payments

    In accordance with IFRS 2, the Group has recognized a charge to income representing the fair value of outstanding employee share options granted to its employees. The fair value has been calculated using the Black-Scholes options valuation model, and is charged to income over the relevant option vesting periods. Under Dutch GAAP, such charges were not recognized.
    The Group has adopted the IFRS 1 optional transitional arrangement that allows the Group to restrict the application of IFRS 2 to equity instruments that were granted after November 7, 2002. The Group ceased to grant new options under the option plan in 2003.
    The operating income for 2004 is affected by a charge of EUR 0.6 million in respect of IFRS 2. This charge is not deductible for income tax purposes and hence affects Group profit by the same amount. This adjustment does not affect Shareholders' equity.

    5.4 IAS 19 Employee benefits

    IAS 19 requires the recognition on the balance sheet of a defined benefit asset or liability in respect of defined benefit pension plans. Under Dutch GAAP, no such asset or liability was recognized. The IAS 19 pension asset recognized by the Group in its opening balance sheet is equal to the fair value of plan assets less the present value of the defined benefit obligation. The Group has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS, as permitted by IFRS 1. Hence the pension asset recognized in the opening balance sheet is not adjusted for any unrecognized actuarial gains or losses. From January 1, 2004, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives using the corridor approach. Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
    The transition to IAS 19 has increased 2004 operating profit by EUR 0.4 million, together with a related deferred tax benefit of EUR
0.1 million. A pension asset of EUR 3.3 million and EUR 3.7 million is recognized in the Group's opening balance sheet at January 1, 2004 and at December 31, 2004, respectively, compared with a net liability in respect of these pension plans under Dutch GAAP of EUR 0.8 million and EUR 0.9 million, respectively. Under IFRS, the related deferred tax liability recognized is EUR 1.4 million at both balance sheet dates. The overall impact on Shareholders' equity is a EUR 2.7 million increase in opening equity under IFRS and a EUR 3.2 million increase in Shareholders' equity at December 31, 2004, compared to Dutch GAAP.

    5.5 IAS 37 Provisions

    The provision for the NYSE/SEC settlement recognized at December 31, 2003 was established at the low end of the settlement range. IAS 37 requires that under such circumstances the mid-point of the settlement range is the best estimate of the amount that should be recognized as a provision. This opening balance sheet adjustment reduces Shareholders' equity at January 1, 2004 by EUR 0.8 million, with a corresponding increase in profit for the year 2004 attributable to equity holders of the parent. This adjustment does not affect Shareholders' equity at December 31, 2004.

    5.6 Dividend on preferred financing shares 2003

    Under IAS 10, dividends declared after the balance sheet date are not recognized as a liability at the balance sheet date. As a result of the net loss in 2003, a liability to pay a dividend on the Group's preferred financing shares only arose under IAS 10 when the dividend was declared in 2004. Under Dutch GAAP, the 2003 dividend was recognized as a liability at December 31, 2003. The adjustment to eliminate this liability at January 1, 2004 increases Shareholders' equity at that date by EUR 2.9 million with no impact on Group profit for the year 2004.

    5.7 Seats contributed for use by minority partners of VDM
Specialists USA, LLC

    Under Dutch GAAP, New York Stock Exchange seats contributed for use by some of the minority partners of VDM Specialists USA, LLC were capitalized on the balance sheet, with recognition of an equivalent subordinated liability. Under IFRS, capitalization is not allowed, and the provision of these seats for the use of VDM Specialists USA, LLC by the minority partners is treated as an operating lease. This adjustment does not affect profit or Shareholders' equity, and results in a reclassification in the income statement for the year 2004 of EUR
1.0 million from interest expense to seat lease expenses.

    5.8 Other

    IFRS 5

    The Group has adopted IFRS 5 with effect from January 1, 2004, and in its opening balance sheet has reclassified the assets and liabilities of Van der Moolen UK, Ltd (UK Bonds) as held-for-sale assets and held-for-sale liabilities. This reclassification does not have an impact on profit or Shareholders' equity. The results of discontinued operations in 2004 have been separately presented on the face of the income statement as required by IFRS 5.

    Cumulative translation reserve

    The Group has elected to adopt the exemption provided by IFRS 1 to establish the cumulative translation reserve at zero at the date of transition to IFRS, being January 1, 2004. Hence any gain or loss to be recognized in the income statement on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRS, and shall only include later translation differences. Under Dutch GAAP, cumulative translation differences on foreign operations sold or substantially liquidated were not recognized through the income statement, but were reclassified within Shareholders' Equity. The adjustment to reset the cumulative translation reserve to nil has no impact on Shareholders' equity as previously reported under Dutch GAAP.

    Presentation in the income statement

    Under Dutch GAAP, minority interest is a separate line in the income statement. Under IFRS, minority interest is disclosed in the income statement as an allocation of profit or loss. IAS 1 requires both "profit or loss attributable to minority interest" and "profit or loss attributable to equity holders of the parent" to be disclosed on the face of the income statement.

    Software

    Under Dutch GAAP, software is included in "Property, plant and equipment" in the consolidated balance sheet. Under IFRS, only software that is integral to property, plant and equipment should be presented as such. All other software should be classified as intangible assets. The reclassification adjustment of EUR 0.1 million is made in both the opening balance sheet and the balance sheet at December 31, 2004.

    6. IAS 32 and IAS 39 financial instruments (as from January 1,
2005)

    IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 addresses recognition and measurement. The Group adopted IAS 32 and IAS 39 on January 1, 2005, and its policies are also compliant with the carved-out version of IAS 39 endorsed by the EU. Comparative financial information at December 31, 2004 and for the year then ended has not been restated, as permitted by IFRS 1.
    The adjustment to IFRS Equity on January 1, 2005 arising from the adoption of IAS 32 and IAS 39 is included in the table below. The total decrease in Shareholders' equity at January 1, 2005 amounts to EUR 51.6 million, as set forth below.


  (in EUR   millions)            Shareholders'  Minority     Group
                                    equity      interest     Equity

 IFRS as at December 31, 2004           234.4        26.4       260.8
 Opening equity adjustments
  arising upon the
 adoption of  IAS 32 and IAS 39:
 Reclassification preferred
  financing shares                (51.4)          -       (51.4)
 Reclassification of minority
  interest                            -       (13.6)      (13.6)
 Recognition of fair value of
  derivatives                       0.9         0.3         1.2
 Adjustment of the carrying value
  of liabilities to amortized cost (1.0)       (0.3)       (1.3)
 Bid-ask valuation of security
  positions, net of tax            (0.1)          -        (0.1)
 Total adjustments                      (51.6)      (13.6)      (65.2)
                                        ------      ------      ------
 IFRS as at January 1, 2005             182.8        12.8       195.6
                                        ======      ======      ======


    The main impact of IAS 32 and IAS 39 is as follows:

    -- Presentation of financing preferred capital as a financial liability rather than as equity; dividends on cumulative financing preferred shares are recognized as an interest expense from January 1, 2005 onwards. This change in accounting policy has a negative impact on Shareholders' equity of EUR 51.4 million at January 1, 2005. Profit for the first quarter of 2005 includes an interest expense related to preferred financing shares of EUR 0.7 million;

    -- Presentation of the capital accounts of minority partners of VDM Specialists USA, LLC as a liability rather than as a minority interest component of Group Equity. From January 1, 2005, profit or loss attributable to minority members in the income statement will reflect the profit share of the minority partners of VDM Specialists USA, LLC, but will exclude the interest paid on their capital balances. From January 1, 2005, this interest is treated as an interest expense (Q1 2005: EUR
        0.3 million). This treatment differs from the treatment described in our third quarter 2004 press release as a result of a change in the financial arrangements between VDM Specialists USA, LLC and its (minority) members that took effect on December 1, 2004.

    -- IAS 39 requires all derivatives to be recognized at fair value on the balance sheet. At January 1, 2005, recognition of the fair value of the interest rate swaps used by the Group to swap the fixed rate interest expense on certain subordinated loans into a floating rate interest expense has increased Shareholders' equity by EUR 0.9 million. This increase largely offsets the adjustment to increase the balance of subordinated borrowings to reflect amortized cost as required under IAS 39. Since the Group has not yet sought to apply hedge accounting to these swaps and the corresponding loans, the full fair value change in the swaps is recognized in the income statement for the first quarter of 2005, as a component of other finance costs, net. The profit attributable to equity holders of the parent for the first quarter 2005 includes a net charge (after minority interest and deferred taxation) of EUR 0.8 million in relation to fair value changes in these interest rate swaps.

    -- Before the adoption of IAS 32, long and short positions in American Depositary Receipts ("ADRs") arising from arbitrage transactions(4) were derecognized and effectively netted with offsetting risk positions in the underlying shares. Under the recognition and derecognition rules of IAS 39, long and short positions in ADRs and underlying shares cannot be derecognized and must be presented on a gross basis. Although this change in accounting policy does not impact Shareholders' equity or the profit for the period, it substantially increases the Group's balance sheet total.

    -- Further, the recognition and derecognition requirements of IAS 39 as they relate to our securities transactions are complex. Under Dutch GAAP, we derecognized trading positions on a trade-date basis when we had executed matching buy and sell transactions in the same security. Although we have adopted trade-date accounting under IAS 39, the recognition and derecognition requirements of IAS 39 do not always allow us to do this. Although this does not have any impact on profit for the period or Shareholders' equity, this aspect of IAS 39 does substantially increase the Group's balance sheet total.

    -- Under IAS 39, long positions in securities are measured at the bid price, whereas short positions are measured at the ask price. Long and short positions with offsetting market risk are measured at the midprice. Under Dutch GAAP, and in 2004, positions were measured at the last price quoted in the relevant security. This change in accounting policy does not have a material impact on the profit for the period or Shareholders' equity.

    -- As a result of the offsetting provisions in IAS 32, certain offsets applied until year-end 2004, are no longer allowed. This specifically applies to our cash balances and receivables and payables with clearing organizations and professional parties. This change does not affect Shareholders' Equity or the profit for the period, but does substantially increase our balance sheet total.

    7. Safe Harbor

    This document provides a general overview of the impact of IFRS on the Group's financial information. It does not replace any formal reporting. Investment considerations should continue to be based on the periodic reportings and other information the Group is required to disclose by law or stock exchange regulations. This presentation has been prepared based on IFRS standards and IFRIC interpretations issued by the IASB effective as of the date of this memorandum. All amounts in this document are estimates, unaudited and presented in millions of euros unless otherwise indicated. The financial information or accounting policies are not final and may change as a result of, amongst others, the following:

    --  Changes in IFRS standards and interpretations;

    --  Changes in regulatory requirements;

    --  Additional reviews and analysis, including market practice;
        and

    --  Audit procedures.

    The figures and trends published in this document are unaudited, pro-forma and for informational purposes only.


SPECIAL PURPOSE FINANCIAL INFORMATION (UNAUDITED)           Appendix 1

RECONCILIATION OF PROFIT FOR THE YEAR 2004

                     Previously
                      reported
                        under    IAS 12    IFRS 3     IFRS 2   IAS 19
                        Dutch                         Share-
                         GAAP   Income   Business     based   Employee
                         2004    taxes  combinations payments benefits
(amounts in millions            ss. 5.1   ss. 5.2    ss. 5.3   ss. 5.4
 of Euros)

Revenues                 123.3

Exchange, clearing
 and brokerage fees      (22.1)
Employee
 compensation and
 benefits, fixed         (30.9)                                   0.4
Empoyee compensation
 and benefits,
 variable                 (5.4)                         (0.6)
Lease of exchange
 memberships              (8.6)
Information and
 communication
 expenses                 (3.1)
Depreciation expense      (1.6)
Amortization expense      (3.4)                 1.8
Impairment of
 intangible fixed
 assets                   (3.1)
Impairment of
 financial fixed
 assets                   (2.2)
Exceptional charge
 for NYSE/SEC
 settlement               (2.2)
General and
 administrative
 expenses                (14.6)
                    --------------------------------------------------
Total operating
 expenses                (97.2)      -          1.8     (0.6)     0.4

                    --------------------------------------------------
Operating profit          26.1       -          1.8     (0.6)     0.4
                    --------------------------------------------------

Other finance costs
 - net                    (8.3)

                    --------------------------------------------------
Profit from
 continuing
 operations before
 income tax               17.8       -          1.8     (0.6)     0.4
Income tax                 7.1    (5.5)        (0.8)              0.1
                    --------------------------------------------------
Profit from
 continuing
 operations               24.9    (5.5)         1.0     (0.6)     0.5
                    --------------------------------------------------

Loss from
 discontinued
 operations before
 income tax
Income tax
                    --------------------------------------------------
Loss from
 discontinued
 operations                  -       -            -        -        -
                    --------------------------------------------------

                    --------------------------------------------------
Group profit for the
 year                     24.9    (5.5)         1.0     (0.6)     0.5
                    --------------------------------------------------

Attributable to:
Minority interests         6.4       -            -        -        -
                    --------------------------------------------------
Equity holders of
 the parent               18.5    (5.5)         1.0     (0.6)     0.5
                    --------------------------------------------------


                                                               Total
                   IAS 37     IAS 17       IFRS 5            affect of
                 Provisions    Seats    Discontinued        transition
                            contributed  operations   Other   to IFRS
(amounts in       ss. 5.5     ss. 5.7     ss. 5.8    ss. 5.8
 millions of
 Euros)

Revenues                                        -     (0.4)      (0.4)

Exchange,
 clearing and
 brokerage fees                               0.7                 0.7
Employee
 compensation
 and benefits,
 fixed                                        1.7                 2.1
Empoyee
 compensation
 and benefits,
 variable                                       -                (0.6)
Lease of
 exchange
 memberships                      (1.0)       0.2                (0.8)
Information and
 communication
 expenses                                     0.1                 0.1
Depreciation
 expense                                        -      0.1        0.1
Amortization
 expense                                        -     (0.1)       1.7
Impairment of
 intangible
 fixed assets                                   -                   -
Impairment of
 financial fixed
 assets                                         -                   -
Exceptional
 charge for
 NYSE/SEC
 settlement            1.1                      -                 1.1
General and
 administrative
 expenses                                     0.3                 0.3
                ------------------------------------------------------
Total operating
 expenses              1.1        (1.0)       3.0        -        4.7

                ------------------------------------------------------
Operating profit       1.1        (1.0)       3.0     (0.4)       4.3
                ------------------------------------------------------

Other finance
 costs - net                       1.0        1.0      0.7        2.7

                ------------------------------------------------------
Profit from
 continuing
 operations
 before income
 tax                   1.1           -        4.0      0.3        7.0
Income tax                                   (1.6)               (7.8)
                ------------------------------------------------------
Profit from
 continuing
 operations            1.1           -        2.4      0.3       (0.8)
                ------------------------------------------------------

Loss from
 discontinued
 operations
 before income
 tax                                         (4.0)               (4.0)
Income tax                                    1.6                 1.6
                ------------------------------------------------------
Loss from
 discontinued
 operations              -           -       (2.4)       -       (2.4)
                ------------------------------------------------------

                ------------------------------------------------------
Group profit for
 the year              1.1           -          -      0.3       (3.2)
                ------------------------------------------------------

Attributable to:
Minority
 interests             0.3           -          -                 0.3
                ------------------------------------------------------
Equity holders
 of the parent         0.8           -          -      0.3       (3.5)
                ------------------------------------------------------





(amounts in millions of Euros)                           Restated
                                                       under IFRS
                                                        unaudited



Revenues                                                   122.9

Exchange, clearing and brokerage fees                      (21.4)
Employee compensation and  benefits, fixed                 (28.8)
Empoyee compensation  and benefits,  variable               (6.0)
Lease of exchange memberships                               (9.4)
Information and  communication  expenses                    (3.0)
Depreciation expense                                        (1.5)
Amortization expense                                        (1.7)
Impairment of  intangible fixed assets                      (3.1)
Impairment of financial fixed assets                        (2.2)
Exceptional charge  for NYSE/SEC settlement                 (1.1)
General and administrative expenses                        (14.3)
                                                       ----------
Total operating expenses                                   (92.5)

                                                       ----------
Operating profit                                            30.4
                                                       ----------

Other finance costs - net                                   (5.6)

                                                       ----------
Profit from continuing operations before income tax         24.8
Income tax                                                  (0.7)
                                                       ----------
Profit from continuing operations                           24.1
                                                       ----------

Loss from discontinued operations before income tax         (4.0)
Income tax                                                   1.6
                                                       ----------
Loss from discontinued operations                           (2.4)
                                                       ----------

Group profit for the year                                   21.7
                                                       ----------
Attributable to:
Minority interests                                           6.7
                                                       ----------
Equity holders of the parent                                15.0
                                                       ----------



SPECIAL PURPOSE FINANCIAL INFORMATION (UNAUDITED)           Appendix 2

RECONCILIATION OF EQUITY December 31, 2004

                            Previously
                             reported
                            under Dutch
                               GAAP        IAS 12          IAS 12
                             December      Income    Reclassification/
                              31, 2004      taxes        offsetting
(amounts in millions of                    ss. 5.1          ss. 5.1
 Euros)
Assets
Non-current assets
Intangible assets                 71.0            -                 -
Property, plant and
 equipment                         4.1            -                 -
Deferred tax assets                  -         21.7              62.5
Retirement benefit plans             -            -                 -
Financial assets                 257.2            -             (66.3)

                           ------------ ------------------------------
                                 332.3         21.7              (3.8)
Current assets
Long positions securities         43.9            -                 -
Clearing organizations and
 professional parties             39.9            -                 -
Current income tax
 receivable                          -            -              11.4
Accrued income and other
 receivables                      17.6            -             (11.4)
Cash and cash-equivalents         40.7            -                 -

                           ------------ ------------------------------
                                 142.1            -                 -
--------------------------------------- ------------------------------
Total assets                     474.4         21.7              (3.8)
--------------------------------------- ------------------------------

Equity and liabilities
Shareholders' equity             208.6         21.7                 -
Minority interest                 26.4            -                 -

                           ------------ ------------------------------
Group equity                     235.0         21.7                 -
Non-current liabilities
Subordinated borrowings          120.3            -                 -
Long-term borrowings               1.7            -                 -
Deferred tax liabilities           3.8            -              (3.8)
Other provisions                   1.6            -                 -

                           ------------ ------------------------------
                                 127.4            -              (3.8)
Current liabilities
Short positions securities        34.6            -                 -
Clearing organizations and
 professional parties             16.8            -                 -
Short-term borrowings             15.7            -                 -
Bank overdrafts                    0.7            -                 -
Current income tax payable           -            -              12.3
Accrued expenses and other
 liabilities                      44.2            -             (12.3)

                           ------------ ------------------------------
                                 112.0            -                 -
--------------------------------------- ------------------------------
Total equity and
 liabilities                     474.4         21.7              (3.8)
--------------------------------------- ------------------------------


                                    IFRS 3       IAS 19       IAS 17
                                   Business     Employee      Seats
                                 combinations   benefits   contributed
(amounts in millions of Euros)     ss. 5.2      ss. 5.4      ss. 5.7
Assets
Non-current assets
Intangible assets                       1.6            -            -
Property, plant and equipment             -            -            -
Deferred tax assets                    (0.7)           -            -
Retirement benefit plans                  -          3.7            -
Financial assets                          -            -         (3.1)

                               ---------------------------------------
                                        0.9          3.7         (3.1)
Current assets
Long positions securities                 -            -            -
Clearing organizations and
 professional parties                     -            -            -
Current income tax receivable             -            -            -
Accrued income and other
 receivables                              -         (0.7)           -
Cash and cash-equivalents                 -            -            -

                               ---------------------------------------
                                          -         (0.7)           -
----------------------------------------------------------------------
Total assets                            0.9          3.0         (3.1)
----------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                    0.9          3.2            -
Minority interest                         -            -            -

                               ---------------------------------------
Group equity                            0.9          3.2            -
Non-current liabilities
Subordinated borrowings                   -            -         (3.1)
Long-term borrowings                      -            -            -
Deferred tax liabilities                  -          1.4            -
Other provisions                          -         (1.6)           -

                               ---------------------------------------
                                          -         (0.2)        (3.1)
Current liabilities
Short positions securities                -            -            -
Clearing organizations and
 professional parties                     -            -            -
Short-term borrowings                     -            -            -
Bank overdrafts                           -            -            -
Current income tax payable                -            -            -
Accrued expenses and other
 liabilities                              -            -            -

                               ---------------------------------------
                                          -            -            -
----------------------------------------------------------------------
Total equity and liabilities            0.9          3.0         (3.1)
----------------------------------------------------------------------


                                                Total
                                               affect
                                                 of          Restated
                                             transition     under IFRS
                                  Other        to IFRS       unaudited
(amounts in millions of Euros)    ss. 5.8
Assets
Non-current assets
Intangible assets                      0.1          1.7          72.7
Property, plant and equipment         (0.1)        (0.1)          4.0
Deferred tax assets                      -         83.5          83.5
Retirement benefit plans                 -          3.7           3.7
Financial assets                         -        (69.4)        187.8

                              -------------------------- -------------
                                         -         19.4         351.7
Current assets
Long positions securities                -            -          43.9
Clearing organizations and
 professional parties                    -            -          39.9
Current income tax receivable            -         11.4          11.4
Accrued income and other
 receivables                          (0.1)       (12.2)          5.4
Cash and cash-equivalents              0.1          0.1          40.8

                              -------------------------- -------------
                                         -         (0.7)        141.4
-------------------------------------------------------- -------------
Total assets                             -         18.7         493.1
-------------------------------------------------------- -------------

Equity and liabilities
Shareholders' equity                     -         25.8         234.4
Minority interest                        -            -          26.4

                              -------------------------- -------------
Group equity                             -         25.8         260.8
Non-current liabilities
Subordinated borrowings                  -         (3.1)        117.2
Long-term borrowings                     -            -           1.7
Deferred tax liabilities                 -         (2.4)          1.4
Other provisions                         -         (1.6)            -

                              -------------------------- -------------
                                         -         (7.1)        120.3
Current liabilities
Short positions securities               -            -          34.6
Clearing organizations and
 professional parties                    -            -          16.8
Short-term borrowings                    -            -          15.7
Bank overdrafts                          -            -           0.7
Current income tax payable               -         12.3          12.3
Accrued expenses and other
 liabilities                             -        (12.3)         31.9

                              -------------------------- -------------
                                         -            -         112.0
-------------------------------------------------------- -------------
Total equity and liabilities             -         18.7         493.1
-------------------------------------------------------- -------------



SPECIAL PURPOSE FINANCIAL INFORMATION (UNAUDITED)           Appendix 3

IFRS RESTATED QUARTERLY PROFIT AND LOSS INFORMATION FOR THE YEAR 2004


                                                                Full
                                       Q1    Q2    Q3    Q4     year
                                      2004  2004  2004  2004    2004
      (amounts in millions of Euros)

                            Revenues  35.8  31.1  26.8  29.2   122.9

    Exchange, clearing and brokerage
                                fees  (6.0) (5.3) (5.2) (4.9)  (21.4)
 Employee compensation and benefits,
                               fixed  (7.4) (7.6) (7.1) (6.7)  (28.8)
  Empoyee compensation and benefits,
                            variable  (1.9) (1.6) (1.1) (1.4)   (6.0)
       Lease of exchange memberships  (2.5) (2.6) (2.2) (2.1)   (9.4)
       Information and communication
                            expenses  (0.7) (0.8) (0.8) (0.7)   (3.0)
                Depreciation expense  (0.5) (0.3) (0.4) (0.3)   (1.5)
                Amortization expense  (0.4) (0.4) (0.4) (0.5)   (1.7)
      Impairment of intangible fixed
                              assets     -     -     -  (3.1)   (3.1)
Impairment of financial fixed assets     -     -     -  (2.2)   (2.2)
     Exceptional charge for NYSE/SEC
                          settlement  (1.1)    -     -     -    (1.1)
 General and administrative expenses  (4.6) (3.3) (3.5) (2.9)  (14.3)
                                    ----------------------------------
            Total operating expenses (25.1)(21.9)(20.7)(24.8)  (92.5)

                                    ----------------------------------
                    Operating profit  10.7   9.2   6.1   4.4    30.4
                                    ----------------------------------

           Other finance costs - net  (2.2) (1.3) (1.3) (0.8)   (5.6)

                                    ----------------------------------
   Profit from continuing operations
                   before income tax   8.5   7.9   4.8   3.6    24.8
                          Income tax  (2.9)  1.0  (1.7)  2.9    (0.7)
                                    ----------------------------------
   Profit from continuing operations   5.6   8.9   3.1   6.5    24.1
                                    ----------------------------------

   Loss from discontinued operations
                   before income tax  (1.9) (0.9) (0.5) (0.7)   (4.0)
                          Income tax   0.5   0.7   0.2   0.2     1.6
                                    ----------------------------------
   Loss from discontinued operations  (1.4) (0.2) (0.3) (0.5)   (2.4)
                                    ----------------------------------

                                    ----------------------------------
           Group profit for the year   4.2   8.7   2.8   6.0    21.7
                                    ----------------------------------

                    Attributable to:
                  Minority interests   2.4   2.2   1.5   0.6     6.7
                                    ----------------------------------
        Equity holders of the parent   1.8   6.5   1.3   5.4    15.0
                                    ----------------------------------



SPECIAL PURPOSE FINANCIAL INFORMATION (UNAUDITED)           Appendix 4

RECONCILIATION OF EQUITY January 1, 2004


                          Previously
                           reported
                          under Dutch
                             GAAP          IAS 12          IAS 12
                          December 31,     Income    Reclassification/
                             2003           taxes        offsetting
(amounts in millions of                    ss. 5.1         ss. 5.1
 Euros)
Assets
Non-current assets
Intangible assets               83.5              -                 -
Property, plant and
 equipment                       6.3              -                 -
Deferred tax assets                -           30.0              65.1
Retirement benefit
 plans                             -              -                 -
Financial assets               296.5              -             (69.0)

                       -------------- --------------------------------
                               386.3           30.0              (3.9)
Current assets
Long positions
 securities                    302.0              -                 -
Clearing organizations
 and professional
 parties                        93.5              -                 -
Held-for-sale-assets               -              -                 -
Current income tax
 receivable                        -              -              23.6
Accrued income and
 other receivables              33.4              -             (23.6)
Cash and cash-
 equivalents                    69.2              -                 -

                       -------------- --------------------------------
                               498.1              -                 -
------------------------------------- --------------------------------
Total assets                   884.4           30.0              (3.9)
------------------------------------- --------------------------------

Equity and liabilities
Shareholders' equity           201.5           30.0                 -
Minority interest               33.0              -                 -

                       -------------- --------------------------------
Group equity                   234.5           30.0                 -

Non-current liabilities
Subordinated borrowings        151.7              -                 -
Long-term borrowings             2.0              -                 -
Deferred tax
 liabilities                     4.7              -              (3.9)
Other provisions                44.6              -                 -

                       -------------- --------------------------------
                               203.0              -              (3.9)
Current liabilities
Short positions
 securities                    259.7              -                 -
Clearing organizations
 and professional
 parties                        77.9              -                 -
Short-term borrowings           48.3              -                 -
Bank overdrafts                 25.2              -                 -
Held-for-sale
 liabilities                       -              -                 -
Current income tax
 payable                           -              -               7.1
Accrued expenses and
 other liabilities              35.8              -              (7.1)

                       -------------- --------------------------------
                               446.9              -                 -
------------------------------------- --------------------------------
Total equity and
 liabilities                   884.4           30.0              (3.9)
------------------------------------- --------------------------------


                          IAS 19                              IAS 17
                         Employee     IAS 37     Preferred    Seats
                         benefits   Provisions   Dividend  contributed
(amounts in millions      ss. 5.4     ss. 5.5     ss. 5.6     ss. 5.7
 of Euros)
Assets
Non-current assets
Intangible assets               -           -           -           -
Property, plant and
 equipment                      -           -           -           -
Deferred tax assets             -           -           -           -
Retirement benefit
 plans                        3.3           -           -           -
Financial assets                -           -           -        (9.5)

                      ------------------------------------------------
                              3.3           -           -        (9.5)
Current assets
Long positions
 securities                     -           -           -           -
Clearing organizations
 and professional
 parties                        -           -           -           -
Held-for-sale-assets            -           -           -           -
Current income tax
 receivable                     -           -           -           -
Accrued income and
 other receivables           (0.2)          -           -           -
Cash and cash-
 equivalents                    -           -           -           -

                      ------------------------------------------------
                             (0.2)          -           -           -
----------------------------------------------------------------------
Total assets                  3.1           -           -        (9.5)
----------------------------------------------------------------------

Equity and liabilities
Shareholders' equity          2.7        (0.8)        2.9           -
Minority interest               -        (0.3)          -           -

                      ------------------------------------------------
Group equity                  2.7        (1.1)        2.9           -

Non-current
 liabilities
Subordinated
 borrowings                     -           -           -        (9.5)
Long-term borrowings            -           -           -           -
Deferred tax
 liabilities                  1.4           -           -           -
Other provisions             (1.1)        1.1           -           -

                      ------------------------------------------------
                              0.3         1.1           -        (9.5)
Current liabilities
Short positions
 securities                     -           -           -           -
Clearing organizations
 and professional
 parties                        -           -           -           -
Short-term borrowings           -           -           -           -
Bank overdrafts                 -           -           -           -
Held-for-sale
 liabilities                    -           -           -           -
Current income tax
 payable                        -           -           -           -
Accrued expenses and
 other liabilities            0.1           -        (2.9)          -

                      ------------------------------------------------
                              0.1           -        (2.9)          -
----------------------------------------------------------------------
Total equity and
 liabilities                  3.1           -           -        (9.5)
----------------------------------------------------------------------


                                  Other      Total affect    Restated
                        (reclassifications  of transition   under IFRS
                                  only)        to IFRS       unaudited
(amounts in millions of          ss. 5.8
 Euros)
Assets
Non-current assets
Intangible assets                    0.1           0.1           83.6
Property, plant and
 equipment                          (0.6)         (0.6)           5.7
Deferred tax assets                    -          95.1           95.1
Retirement benefit plans               -           3.3            3.3
Financial assets                       -         (78.5)         218.0

                           ---------------------------- --------------
                                    (0.5)         19.4          405.7
Current assets
Long positions securities         (197.0)       (197.0)         105.0
Clearing organizations and
 professional parties              (24.3)        (24.3)          69.2
Held-for-sale-assets               235.4         235.4          235.4
Current income tax
 receivable                            -          23.6           23.6
Accrued income and other
 receivables                        (1.0)        (24.8)           8.6
Cash and cash-equivalents          (12.6)        (12.6)          56.6

                           ---------------------------- --------------
                                     0.5           0.3          498.4
------------------------------------------------------- --------------
Total assets                           -          19.7          904.1
------------------------------------------------------- --------------

Equity and liabilities
Shareholders' equity                   -          34.8          236.3
Minority interest                      -          (0.3)          32.7

                           ---------------------------- --------------
Group equity                           -          34.5          269.0

Non-current liabilities
Subordinated borrowings                -          (9.5)         142.2
Long-term borrowings                   -             -            2.0
Deferred tax liabilities               -          (2.5)           2.2
Other provisions                       -             -           44.6

                           ---------------------------- --------------
                                       -         (12.0)         191.0
Current liabilities
Short positions securities        (150.3)       (150.3)         109.4
Clearing organizations and
 professional parties              (69.4)        (69.4)           8.5
Short-term borrowings                  -             -           48.3
Bank overdrafts                     (1.1)         (1.1)          24.1
Held-for-sale liabilities          221.2         221.2          221.2
Current income tax payable             -           7.1            7.1
Accrued expenses and other
 liabilities                        (0.4)        (10.3)          25.5

                           ---------------------------- --------------
                                       -          (2.8)         444.1
------------------------------------------------------- --------------
Total equity and
 liabilities                           -          19.7          904.1
------------------------------------------------------- --------------


    Disclaimer: Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", Group profit for theand words of similar meaning, reflect management's beliefs and year expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking Attributable to: statements, and are referred to the documents filed by the Company Minority interests with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important Equity holders of risk factors that could cause actual results to differ, including the the parent outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    (1) Reference is made to the attached appendix, which explains the basis of preparation under IFRS.

    (2) References to IFRS throughout this document refer to the application of International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") and its committees, and as interpreted by any regulatory bodies applicable to the Group.

    (3) The Group will continue to report its US GAAP financial statements on Form 20-F. Hence the transition to IFRS will not have an impact on the Group's US GAAP financial reporting.

    (4) In an arbitrage transaction, the Group buys or sells a share and simultaneously sells or buys (respectively) the corresponding ADR. The two simultaneously executed transactions enable the Group to "lock-in" a trading profit, without any exposure to further fluctuations in share or ADR prices.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

     Date: April 28, 2005                By: /s/ Friedrich M.J. Bottcher
                                             ---------------------------
                                         Name: Friedrich M.J. Bottcher
                                         Title: Chairman of the Executive Board


                                         By: /s/ Leo J. Pruis
                                             ----------------
                                         Name: Leo J. Pruis
                                         Title: Chief Financial Officer
                                                Member of the Executive Board


                                         By: /s/ Casper F. Rondeltap
                                             -----------------------
                                         Name: Casper F. Rondeltap
                                         Title: Member of the Executive Board

             __________________________________________________________